

January 31, 2014

Via E-mail
Mr. Kevin Whalen
Chief Financial Officer
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

> **RE:** **Metalico, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response Letter Dated January 14, 2014**
> **File No. 1-32453**

Dear Mr. Whalen:

We have reviewed your response letter dated January 14, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Financial Statements

Note 12 – Segment Reporting, page 15

1. We note your response to comment one from our letter dated December 20, 2013. You indicate that you have two reportable segments that are comprised of i) fourteen operating segments in your Scrap Metal Recycling segment and ii) two operating segments in your Lead Fabricating segment. Please provide the following:

- You indicated that the components of PGM and Minor Metals have similar economic characteristics to your Scrap Metal Recycling segment whereby they are all impacted by macroeconomic conditions that give rise to fluctuations in metal price. You also indicate that gross or operating margins might vary compared to another operating segment due to mix of materials and normal variations in price. Please tell us how you determined that your PGM and Minor Metals components have similar economic characteristics to your Scrap Metal Recycling segment. Please specifically provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that your show the dollar amount and percentage changes from period to period in your key financial measures. Please address any apparent differences in economic characteristics and trends amongst each component or operating segment being aggregated. Refer to ASC 280-10-50-11 through 50-19;

- You indicate that in most instances, several operating facilities comprise one reporting unit. For example, your New York Recycling reporting unit is comprised of platform facilities in Buffalo, Rochester and Syracuse, New York. You also indicated earlier that your individual facilities do not have independent discernible financial information. Given that a reporting unit is defined in ASC 350-20-20 as an operating segments or one level below, please tell us how you determined your reporting units for goodwill impairment purposes. Please note that a component of an operating segment is a reporting unit if the component constitutes a business for which discreet financial information is available and segment management regularly reviews the operating results of that component. Based on the diagram of your reportable segments and operating segments, you have identified eight reporting units. Please help us reconcile your eight reporting units to your sixteen operating segments. If you aggregate your components into a single reporting unit, please specifically tell us which components are aggregated into each reporting unit. Please note that pursuant to ASC 350-20-55-8, components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit; and

- With regards to the samples of the information regularly reviewed by your CODM, please confirm whether the line items under Revenues and EBITDA (Scrap Processing and Lead Fabrication) are your operating segments rather than your operating facilities. Please also help us reconcile the individual line items to your sixteen operating segments.

Mr. Kevin Whalen
Metalico, Inc.
January 31, 2014
Page 3

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief